Exhibit 1.01

Lantronix, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2022

This Conflict Minerals Report (the “Report”) of Lantronix, Inc. (the “Company,” “Lantronix,” “we,” “our,” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2022 to December 31, 2022.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo and certain adjoining countries.

We have adopted a Conflict Minerals Policy which is available on our website at www.lantronix.com.

1.	Company Overview

Lantronix is a global Industrial and Enterprise internet of things (“IoT”) provider of solutions that target diversified verticals ranging from Smart Cities, Utilities and Healthcare to Enterprise, Intelligent Transportation, and Industrial Automation. Building on a long history of connectivity and video processing competence, target applications include Video Surveillance, Traffic management, Infotainment systems, Robotics, Edge Computing and Remote Environment Management (“REM”).

2.	Products Overview

We organize our products and solutions into three product lines: Embedded IoT Solutions, IoT System Solutions, and Software & Services.

Embedded IoT Modules

This portfolio of embedded products provides a variety of solutions including Compute System-on-Module (SOM) or System-in-Package (SIP) solutions supplemented with wired and wireless network Connectivity options. As the level of silicon integration continues to grow, the compute modules also provide the ability to Collect digital information (Video, Audio or Sensors) and analyze/comprehend the data streams based on specific AI/ML algorithms. The new implementations of SIP devices can process multiple media streams with CV (Computer Vision) technology and the modules can be Controlled remotely via ConsoleFlow™, Lantronix’s Cloud SaaS platform. Our IoT compute products typically are embedded into a customer product, enabling advanced application functionality at the edge. Our compute products are normally embedded into new designs. These products include application processing that delivers compute to meet customer needs for data transformation, computer vision, machine learning, augmented / virtual reality, audio / video aggregation and distribution, and custom applications at the edge. Many of the products are offered with software tools intended to further accelerate our customers’ time-to-market and increase their value add. Most of our IoT embedded products are pre-certified in a number of countries thereby significantly reducing our OEM customers’ regulatory certification costs and accelerating their time to market.

The following product families are included in our Embedded IoT Solutions product line: XPort®, XPort® Pro, WiPort®, System on Module (“SoM”), Single Board Computer (“SBC”), Development Kits, MicroM110, xPico®, xPico® Wi-Fi, NICS, Optical SFPs, PremierWave® EN, and PremierWave® XC.

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IoT System Solutions

The IoT Systems Solutions portfolio consists of fully functional standalone systems that provider routing, switching or gateway functionalities as well as Telematics and media conversion. These products include wired and wireless connections that enhance the value and utility of modern electronic systems and equipment by providing secure network connectivity, power for IoT end devices through Power over Ethernet (PoE), application hosting, protocol conversion, media conversion, secure access for distributed IoT deployments and many other functions. Most of our IoT System products are pre-certified in a number of countries thereby significantly reducing our original equipment manufacturer (“OEM”) customers’ regulatory certification costs and accelerating their time to market.

Our PoE products support remote devices such as cameras and wireless access points by passing electrical power along with data on Ethernet cabling, eliminating the need for traditional AC/DC electrical power in hard-to-reach locations. As more cities move to implement smart city technology, a major component will be solutions designed to protect and provide services to citizens, such as intelligent transportation and surveillance networks. Our switches deliver the necessary connectivity, bandwidth and power to enable these solutions. Many of our products incorporate features to perform advanced levels of fault management and diagnostics to troubleshoot networks and proactively fix problems. Our media converters and other customer premise equipment (“CPE”) assist customers in resolving challenges in the areas of bandwidth constraints, security risks, and distance limitations as networks extend from local area to wide area networks and adapt to ever increasing end-user demands.

Our smart tracking devices are designed to deliver robust data logging and positional tracking functionality and reliability for supply chain and logistics solutions. Our telematics devices are designed to be flexible in the field and offer a variety of connectivity options to suit the customers’ needs across 3G, 4G, and LTE cellular networks. These power efficient products are designed to support communications across interfaces and industrial protocols for vehicle, fleet, and asset tracking and management. Many of the products are offered with software tools intended to further accelerate our customers’ time-to-market and increase their value add. Most of our IoT Telematics products are pre-certified in a number of countries thereby significantly reducing our OEM customers’ regulatory certification costs and accelerating their time to market.

As Edge Computing deployment accelerates, REM allows for full comprehension and control of a remote IT infrastructure, across a range of sensors (temperature, humidity, light, acceleration, open / close, etc.) providing status and alerting, automation, and remote control of devices and end stations. REM designs may be part of an out of band (“OOB”) or in band network design. OOB is a technique that uses a dedicated management network to access critical infrastructure components to ensure production independent management connectivity. REM allows organizations to effectively monitor, manage, and control their enterprise IT equipment and facilities (environments), either in or out of band, optimizing their IT support resources.

Our REM product line includes out-of-band management, console management, power management, and IP connected keyboard-video-mouse (commonly referred to as “IPKVM”) products that provide remote access to IT and networking infrastructure deployed in test labs, data centers, branch offices, remote sites, and server rooms.

The following product families are included in IoT System Solutions product line: EDS, EDS-MD, xPress™, xDirect®, E21x, E22x, G52x, X30x, Bolero4x, FOX3-4G, FOX4, SGX™, SLB™, SLC™8000, Spider™, UDS, EMG™. S40 and Power over Ethernet Switches. In addition, we offer non-PoE Network Switches and Media Converters.

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Software and Engineering Services

Our SaaS platform provides single pane of glass management for REM and IoT deployments. Our platform enables customers to easily deploy, monitor, manage, and automate across their global deployments, all from a single platform login, virtually connected as though directly on each device. Our platform eliminates the need to have 24/7 personnel on site, and makes it easy to see and drill into an issue quickly, even in large scale deployments.

OEMs and SIs can leverage our platform multitenancy functionality for supporting a wide customer base while ensuring customer separation. Over the Air (“OTA”) updates make it easy to ensure the latest security patches, firmware, and configurations are deployed and functional.

We leverage our engineering expertise and product development best practices to deliver high quality, innovative products, cost-effectively and on time.

Our engineering services flexible business model allows for choosing turnkey product development or team augmentation for accelerating complex areas of product development such as; camera development and tuning, voice control, machine learning, artificial intelligence, computer vision, augmented / virtual reality, mechanical and radio-frequency design, thermal and power optimization, or in any specific area a customer needs assistance.

In addition to our production-ready edge computing solutions, we offer experienced multidisciplinary engineering services across complete aspects of IoT product development, including hardware engineering, software engineering, mechanical engineering, rapid prototyping, and quality assurance. We also offer services for mechanical, hardware, and software engineering for camera, audio, and artificial intelligence / machine learning development.

The following product families are included in our Software & Services product line: Engineering Services, ConsoleFlow™, Level Services and J-Integra.

3.	Supply Chain Overview

Our manufacturing operations are primarily conducted through third-party contract manufacturers located in Asia. Our contract manufacturers, in turn, source the raw materials, components and integrated circuits used to manufacture our products from numerous sub-tier suppliers. We currently have four active contract manufacturers in Asia who are the direct suppliers of substantially all of our products. In addition, we have identified approximately 172 active indirect suppliers who supply components used in our products to our contract manufacturers.

Our supply chain is complex. There are multiple tiers in the supply chain between Lantronix and the mines and smelters that produce Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters or refiners. As a result, we must rely upon our direct and indirect suppliers to provide information on the origin of the Conflict Minerals contained in our products, including sources of Conflict Minerals that are supplied to them from sub-tier suppliers.

4.	Conflict Minerals Compliance Process

We have implemented a reasonable country of origin inquiry process and designed due diligence measures to conform in all material respects with the framework in The Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidelines”).

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Reasonable Country of Origin Inquiry. Our reasonable inquiry into the source countries of Conflict Minerals found in our products (“Reasonable Country of Origin Inquiry”) was designed to provide a reasonable basis for us to determine whether we source Conflict Minerals from the Covered Countries. The methods we used to try to determine the origin of Conflict Minerals in our products included (1) soliciting survey responses from relevant direct and indirect suppliers of components of our products, using the standard Conflict Minerals Reporting Template (the “CMRT”) designed by the Responsible Minerals Initiative (the “RMI”), which is an initiative of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative; (2) reviewing responses that we received from our direct and indirect suppliers and following up on inconsistent, incomplete, and inaccurate responses; and (3) sending reminders to suppliers who did not respond to our requests for information.

Management Systems. We have communicated our Conflict Minerals Policy, which includes a reference to the OECD Guidelines, to our suppliers and customers. This policy is publicly available on our website at www.lantronix.com. We also have an internal team tasked with supporting supply chain due diligence. All responses from suppliers to our inquiries regarding Conflict Minerals are recorded and stored. There is also a program in place to improve the quality and number of supplier responses. Conflict Minerals compliance is included in new commercial supply contracts and written agreements. Our existing internal whistleblower policy provides a company-level grievance mechanism which covers reporting securities law compliance issues including those regarding Conflict Minerals sourcing.

Identifying and Assessing Risk in Our Supply Chain. Because of the nature of our supply chain, it is difficult for us to identify actors upstream from our suppliers. Accordingly, while we participate in industry-wide initiatives, we ultimately must rely on our suppliers to provide information on actors upstream from them. In most cases, our suppliers are themselves several steps removed from the smelters and refiners of the Conflict Minerals contained in the component parts incorporated into our products. We have a process to review supplier responses for accuracy and completeness, follow up with delinquent suppliers, and update supplier information.

Strategy for Responding to Risks. A risk management process has been adopted to evaluate our suppliers periodically with respect to a number of criteria, including compliance with our Conflict Minerals Policy. Updates to this risk management process are provided regularly to senior management. If Lantronix discovers the use of Conflict Minerals used in any material, parts or components we procure are not “DRC conflict free,” we will attempt to work with the supplier concerned to correct the situation and/or take other appropriate actions to transition to “DRC conflict free” alternatives.

Independent Third Party Audit of Supply Chain Due Diligence. We do not have direct relationships with Conflict Minerals smelters or refiners and do not perform or direct audits of these entities within our supply chain. We intend to rely on the risk management and due diligence processes of the RMI Responsible Minerals Assurance Program (“RMAP”), including the program’s independent third-party audit process.

Report on Supply Chain Due Diligence. In accordance with the OECD Guidelines and the Rule, this Report is available on our website at www.lantronix.com.

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5.	Efforts to Determine Origins of Conflict Minerals in our Products

Based on the breadth and complexity of our products and supply chain, we believe that seeking information about Conflict Minerals smelters and refiners in our supply chain from our direct and indirect suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the Conflict Minerals in our products.

Supplier Surveys. We conducted a survey of our direct and indirect suppliers using the CMRT. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.

Survey Responses and Follow-up Engagement. During our Reasonable Country of Origin Inquiry and related due diligence efforts, we sent the CMRT to approximately 172 direct and indirect suppliers and received responses from 92% of the suppliers surveyed. We also reviewed the responses to determine which required further engagement with our suppliers. Based on our communications with suppliers we gathered information regarding a portion of the smelters or refineries of Conflict Minerals in our supply chain.

The large majority of the responses to the CMRT that we received for 2022 provided data at the supplier company-wide level, rather than at a level directly relating to specific part numbers that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. As a result, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those Conflict Minerals.

6.	Process Improvements

Using our due diligence processes, we hope to further improve transparency into our supply chain. We continue to engage with our suppliers with the goal of increasing supplier response rates and improving the content of the supplier survey responses we receive. We also continue to work with our suppliers to encourage them to source from certified RMAP smelters, when sourcing material from the Covered Countries.

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